UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Translation of registrant’s name into English)

Uppsala Science Park

SE-751 83

Uppsala, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 11, 2021, Olink Holding AB (publ) (the “Company”) announced its unaudited results for the three and six months ended June 30, 2021, which are further described in the Company’s interim report for the three- and six-month periods ended June 30, 2021. A copy of the announcement, the interim report and a presentation by the Company are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

EXHIBITS

Exhibit Number	Description
99.1	Olink Holding AB (publ) announcement dated August 11, 2021.
99.2	Olink Holding AB (publ) interim report for the three- and six-month periods ended June 30, 2021.
99.3	Olink Holding AB (publ) presentation dated August 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

Date: August 11, 2021	by:	/s/ Jon Heimer
Jon Heimer
Chief Executive Officer